Exhibit 99.1

NEWS RELEASE

Endeavour Silver Provides El Cubo Capital Budget and Operational Update
______________________________________________________________________________

Vancouver, Canada – September 10, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announces that it has finalized the details of its capital investment programs for the El Cubo mine and plant for 2012 and 2013.  The Company also provides an operational update on the progress to date of its initiatives to turn around the mine performance.

Endeavour plans to invest US$67.1 million on capital projects at the El Cubo mine and plant over the next 18 months, including $32.4 million in 2012 and $34.7 million in 2013.  The main investments include:

•
a complete rebuild of the El Tajo plant to a 1200 tonne per day capacity (with room for future expansion), including the installation of new crushing, conveying, grinding and flotation circuits and the overhaul of the leaching, filtration, Merrill Crowe and bullion refinery circuits

•	construction of new water and tailings storage facilities
•	construction of new roads, offices, maintenance, warehouse and security facilities
•	purchase of new mine equipment including scoop trams, tractors, utility vehicles, generators, Compressors, pumps and a 2.4 meter raise-bore machine
•	accelerated mine engineering and development (11,000 meters)
•	accelerated mine exploration drifting and drilling (7,500 meters)

Capital Costs	2012	2013	Total
Mine Exploration	1.1	3.0	4.1
Mine Development	6.0	8.0	14.0
Mine Equipment	6.0	5.0	11.0
Plant Rebuild	14.1	9.9	24.0
Water Dam	0.5	2.9	3.4
Tailings Pond	1.3	2.2	3.5
Community	0.3	0.5	0.8
Infrastructure	0.7	0.7	1.4
Contingency	2.4	2.5	4.9
Total	32.4	34.7	67.1

Engineering consultants and construction contractors have already been appointed for project management, engineering and design, procurement, new plant equipment selection and installation and old plant equipment demolition and reconstruction.  Projects already underway include orders for new mine equipment, accelerated mine development, mine exploration drilling, and engineering and permitting for the plant rebuild, new tailings and water storage areas and surface infrastructure.

Endeavour plans to complete the plant, water, tailings and infrastructure projects by the end of April, 2013 so that it no longer has to rely on the lease of the nearby Las Torres plant and surface infrastructure.

Turning to operations, Endeavour’s new mine plan initiated over the last 7 weeks has focused on maintaining the tonnage throughput at El Cubo around 1,100 tpd while reducing mine dilution in order to increase the production grades and reduce operating costs. This initiative has gained significant traction and as a result, mine grades have already risen 50% from less than 100 grams per tonne (gpt) silver equivalent (AgEq) grades when Endeavour took possession of El Cubo on July 13, 2012 to better than 150 gpt silver equivalent grades currently.

Specifically, the average ore grade for the month of June was 123 gpt AgEq, for the month of July up until Endeavour took possession of El Cubo the ore grades averaged 81 gpt AgEq, after Endeavour took over El Cubo the average grade for the balance of July was 135 gpt AgEq and in August the average grade was 176 gpt AgEq.

Endeavour’s current goal is to stabilize these improved ore grades through the end of this year in order to allow mine development to get ahead of mine production.  In the new year, management’s attention will turn to further increasing the ore grades closer to the reserve grades (another 50% higher still) by steadily reducing ore dilution.

The Company has also reorganized the mine operations team to improve supervision and operating efficiencies, we have improved safety policies, programs and training to reduce lost time accidents and we have created a Mine Rescue Team so that our employees will be able to work in a safer environment.

The Company recently completed a 69 tonne metallurgical batch leach test of the Bolanitos concentrates to determine their suitability for processing at El Cubo instead of trucking them 1000 kilometers for processing at Guanacevi.  The results were very positive with silver recoveries slightly higher than those achieved at Guanacevi (89.2% at El Cubo vs. 88.0% at Guanacevi) and gold recoveries slightly lower than those achieved at Guanacevi (93.1% at El Cubo vs. 94.0% at Guanacevi).

As a result, Bolanitos started regular shipments of its concentrates to the El Cubo leach plant on September 1 and Guanacevi should exhaust its concentrate stockpile from Bolanitos by September 30.  Our costs for shipping and insuring the concentrate will be substantially reduced with the concentrate now being shipped to the El Cubo plant.

Bradford Cooke, CEO and Director, commented, “We are encouraged by the early success of our initiatives to turn around the El Cubo mine operations and we look forward to delivering more positive results once the new mine equipment is on site, more retraining of the work force is accomplished and additional mine development and exploration is completed.”

“Management is also pleased by the smooth launch of the capital investment programs, all of which is being funded out of cash flow.  We have a lot of work to do but the early signs are that an operational turn-around is underway and El Cubo is headed in the right direction.”

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver operations in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Manager, Corporate Communications
Toll free at 877-685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2012, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures, sustaining capital and working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.